RED GIANT ENTERTAINMENT, INC.
                            614 E. Hwy. 50, Suite 235
                               Clermont, FL 34711


July 18, 2013

Ms. Sonia Bednarowski
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

     RE: Red Giant Entertainment, Inc. (the "Company")
         Amendment No. 2 to Form 8-K
         Filed April 12, 2013
         File No. 001-34039

Dear Ms. Bednarowski:

We are in receipt of your comment letter dated May 9, 2013 (the "Comment Letter") regarding our Form 8-K referenced above. We have engaged a new audit firm as well as a new law firm to assist us with responding to the Comment Letter, along with our other responsibilities. Now that we have completed and filed our Quarterly Report on Form 10-Q on a timely basis, we anticipate being able to prepare and file a response to the Comment Letter along with a corresponding amendment to the Form 8-K no later than September 15, 2013.

If you have any questions or comments, please do not hesitate to let us know. Thank you for your continued review of our filings.

Very truly yours,

Red Giant Entertainment, Inc.


/s/ Benny Powell
-------------------------------
By:  Benny Powell
Its: President